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                                                                     EXHIBIT 4.8

March 15, 1996

Thomas V. Cerabona
3061 Dahlia Court
Yorktown Heights, NY 10598

                              Offer of Employment
                              -------------------

Dear Tom:

Linkon Corporation is pleased to offer you the opportunity to join our firm as Vice President, Operations. This full time position reports to me as President and CEO and is located in our Fairfield, CT office. Following are the elements of our offer:

1.) Responsibility
------------------

You will be responsible for the manufacturing, quality assurance, distribution, sales administration, customer support and finance departments. Attachment 1 to this letter provides a more detailed definition of duties.

2.) Compensation
----------------

        A monthly base salary of $8,500 which will be reviewed in six months.
        A performance bonus of $23,000 paid semi-annually based upon achievement of goals as defined in Attachment 2 of this letter.
        Participation in our "Executive Incentive Compensation Plan" upon its implementation.

3.) Options
-----------

        You will be provided 50,000 non-qualified restricted options to purchase
           Linkon stock. 25,000 of these options will vest upon your acceptance of this offer of employment and the remaining 25,000 will vest either upon the completion of one year of service with our firm or upon the sales, merger or acquisition of Linkon to or by a 3/rd/ Party.
        You will receive an additional 25,000 fully vested options provided
           Linkon Corporation shows a net profit for the month of January, 1997 or upon the sales, merger or acquisition of Linkon to or by a 3/rd/ Party.

4.) Benefits
------------

        Linkon has health and life insurance programs for which you are eligible.
        Linkon has a 401K program for which you are eligible.
        You will be entitled to a two week vacation.
        You will receive an auto allowance of $500 per month following three months of service.


5.) Termination
---------------
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        In the event you are terminated for cause, you will receive no compensation. "Cause" is defined as: (i) Violation of any rule or regulation of any regulatory organization o r Governmental agency which is injurious to Linkon. (ii) Your conviction of a felony. (iii) Your conviction of any crime involving moral turpitude. (iv) A finding that you sexually harassed or discriminated against any company employee. (v) A material breach of the terms of this offer.

        Should Linkon terminate you within six months of your hire date, you will receive a severance payment equal to 3 month's salary plus any bonus earned and benefits. If after six months of your hire date, you will receive a severance payment equal to 6 month's salary plus any bonus earned and benefits.

        In the event, Linkon undergoes a sales, merger or acquisition to a 3rd
          Party resulting in your termination, you will receive a severance payment equal to six month's base salary plus any bonus earned and benefits.

6.) Indemnification
-------------------

Linkon will indemnify you for any and all claims, suits, proceedings, damages, losses or liabilities incurred by you and arising out of any acts or decisions done or made by Linkon prior to your joining Linkon Corporation. Linkon agrees to pay your reasonable expenses, including reasonable attorney's fees, actually incurred by you in connection with the defense of any such action, suit or proceedings and in connection with any appeal thereon including the cost of court settlements if such settlement is agreed to by Linkon. Nothing contained herein shall entitle you to indemnification by Linkon in excess of that permitted by applicable law.

7.) Non-Competition
-------------------

You agree that in consideration for Linkon's agreement contained in this offer, you will not, directly or indirectly, be employed by, manage, operate, control or acquire an interest in, or otherwise engage or participate in any business which is in competition with the business of Linkon.

Please sign this letter and return it to me as an indication of your acceptance of our offer of employment.

Sincerely,

/s/ Lee W. Hill

Lee W. Hill
President and CEO

cc: Charles Castelli, Chairman and Chief Technology Officer enclosure (2)

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               I accept this offer of employment,


               /s/ Thomas V. Cerabona                       3/15/96
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               Thomas V. Cerabona                           Date

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